      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1998
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                                 (Amendment No.)

                            Sierra Prime Income Fund
                                (Name of Issuer)

                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)

         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)

                                   826461-105
                      (CUSIP Number of Class of Securities)

                                 Keith B. Pipes
                                  President and
                             Chief Executive Officer
                            Sierra Prime Income Fund
                          9301 Corbin Avenue, Suite 333
                              Northridge, CA 91324
                                 (818) 725-0228

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                         Joseph B. Kittredge, Jr., Esq.
                                  Ropes & Gray
                             One International Place
                                Boston, MA 02110
                                 (617) 951-7000

                                  March 3, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $ 1,512,230               Amount of Filing Fees: $ 302.45
--------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price to be paid for 151,223 shares in the offer.
(b)   Calculated as 1/50 of 1% of the Transaction Valuation.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
      Form or Schedule and the date of its filing.
      Amount Previously Paid:
                             ---------------------------------------------------
      Form or Registration No.:
                               -------------------------------------------------
      Filing Party:
                   -------------------------------------------------------------
      Date Filed:
                 ---------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

        (a) The name of the issuer is the Sierra Prime Income Fund, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 9301 Corbin Avenue, Suite 333, Northridge, CA 91324.

        (b) The title of the securities being sought is Class A Common Shares of beneficial interest with no par value (the "Class A Common Shares"). As of February 20, 1998 there were approximately 756,116.198 Class A Common Shares issued and outstanding.

        The Trust is seeking tenders for 151,223 Class A Common Shares at net asset value per share, calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). A copy of each of the Offer to Purchase and the form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and
Section 1 "Price; Number of Class A Common Shares" of the Offer to Purchase, which are incorporated herein by reference. The Trust has been informed that no trustees, officers or affiliates of the Trust intend to tender Class A Common Shares pursuant to the Offer.

        (c) The Class A Common Shares are not currently traded on an established trading market.

        (d) Not Applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)-(b) Reference is hereby made to Section 12 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Fund," Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Class A Common Shares,"
Section 11 "Certain Effects of the Offer" and Section 12 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth herein, the Trust has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (f) any other material change in the Trust's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person; (h) a class of equity securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940; or (j) the suspension of the Trust's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

        Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Class A Common Shares" of the Offer to Purchase with respect to recent changes in the Board of Trustees, and planned changes in management and the structure of the Trust as a result of the merger of Great

Western Financial Corporation, the indirect parent of Sierra Investment Advisors Corporation, the Trust's current investment adviser, with and into a wholly owned subsidiary of Washington Mutual, Inc. On December 23, 1997, shareholders elected a Board of Trustees; approved a new Investment Management Agreement between the Trust and Composite Research & Management Co. ("Composite") (which is expected to be renamed "WM Advisors, Inc." on or about March 20, 1998); and approved a new Investment Sub-Advisory Agreement for the Fund between Composite and Van Kampen American Capital Management Inc. It is currently expected that the Fund will be renamed "WM Prime Income Fund" on or about March 20, 1998. This name change will have no effect on the tender offer.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

        Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Class A Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Class A Common Shares of the Trust that were effected during the past 40 business days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

        Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Class A Common Shares" of the Offer to Purchase which is incorporated herein by reference. Except as set forth therein, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract arrangement understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 7.  FINANCIAL INFORMATION.

        (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

        (a) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Class A Common Shares" of the Offer to Purchase which is incorporated herein by reference.

        (b)-(d) Not applicable.

        (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1)(i) Notice to Shareholders

            (ii)   Letter to Shareholders Regarding Offer to Purchase
           (iii)   Offer to Purchase (including Financial Statements).
          (a)(2) Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).
       (a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
            (ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
           (iii)   Form of Letter to Authorized Dealers.
       (a)(4) Form of Letter to Shareholders who have requested Offer to Purchase.
       (b)         Not applicable.
       (c)(1) Investment Advisory Agreement between Sierra Prime Income Fund and Sierra Investment Advisors Corporation, dated as of February 14, 1996.
       (c)(2) Investment Sub-Advisory Agreement among the Sierra Prime Income Fund, Sierra Investment Advisors Corporation and
                   Van Kampen American Capital Management Inc., dated as of October 31, 1996.
       (c)(3) Administration Agreement between Sierra Prime Income Fund and Sierra Fund Administration Corporation, dated as of July 1, 1996.
       (c)(4) Distribution Agreement between Sierra Prime Income Fund and Sierra Investment Services Corporation, dated as of
                   February 14, 1996.
       (c)(5) Form of Investment Management Agreement to be dated on or about March 20, 1998.
       (c)(6) Form of Investment Sub-Advisory Agreement to be dated on or about March 20, 1998.
       (c)(7) Form of Administration Agreement to be dated on or about March 20, 1998.
       (c)(8)      Form of Distribution Contract to be dated on or about
                   March 20, 1998.
      (d)-(f)      Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             SIERRA PRIME INCOME FUND




Dated:  March 2, 1998                          /s/  Keith B. Pipes
                                             ------------------------
                                             Keith B. Pipes
                                             President and
                                             Chief Executive Officer

                                  EXHIBIT INDEX

    EXHIBIT                 DESCRIPTION

      (a)(1)(i)    Notice mailed to Shareholders

      (a)(1)(ii)   Letter to Shareholders Regarding Offer to Purchase

      (a)(1)(iii)  Offer to Purchase (including Financial Statements)

      (a)(2) Form of Letter of Transmittal (including Guidelines for Certification of Tax Identification Number)

      (a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(3)(iii)  Form of Letter to Authorized Dealers

      (a)(4) Form of Letter to Shareholders who have requested Offer to Purchase

      (c)(1) Investment Advisory Agreement between Sierra Prime Income Fund and Sierra Investment Advisors Corporation, dated as of February 14, 1996

      (c)(2) Investment Sub-Advisory Agreement among Sierra Prime Income Fund, Sierra Investment Advisors Corporation and Van Kampen American Capital Management Inc., dated as of October 31, 1996.

      (c)(3) Administration Agreement between Sierra Prime Income Fund and Sierra Fund Administration Corporation, dated as of July 1, 1996

      (c)(4) Distribution Agreement between Sierra Prime Income Fund and Sierra Investment Services Corporation, dated as of February 14, 1996

      (c)(5) Form of Investment Management Agreement to be dated on or about March 20, 1998

      (c)(6) Form of Investment Sub-Advisory Agreement to be dated on or about March 20, 1998

      (c)(7) Form of Administration Agreement to be dated on or about March 20, 1998

      (c)(8)       Form of Distribution Contract to be dated on or about
                   March 20, 1998